

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2026

Kim Cheong Ly
Chief Executive Officer
SYNO Capital Group, Inc.
Suite 2206, Cassia Court, 72 Market Street
Camana Bay, P.O. Box 32303
Grand Cayman, KY1-1209

Re: SYNO Capital Group, Inc.
Registration Statement on Form F-1
Filed February 2, 2026
File no. 333-293115

Dear Kim Cheong Ly:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services